Filed by Alerus Financial Corporation

(Commission File No.: 001-39036)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: HMNF

(Commission File No.: 0-24100)

Date: May 15, 2024

The following materials were shared with employees of HMN Financial Inc. on May 15, 2024.

WELCOME TO ALERUs

Together, we’ll soar to new heights

Timeline

SIGNING	May 15	▪	Issue press release; post to both Home Federal and Alerus websites
		▪	Employee announcement
		▪	Mail letter to Home Federal clients
		▪	Business as usual for Home Federal
	May – July	▪	Expand project team for closing and conversion planning
		▪	Communicate long-term staffing needs as decisions are made
		▪	Communicate pay to stay (retention) bonuses
	Late summer/early fall	▪	Alerus will complete orientation/benefits enrollment with all employees in preparation for closing
		▪	Home Federal shareholder vote and Alerus shareholder vote
CLOSING	Back half of 2024	▪	Anticipated regulatory approval
	Back half of 2024	▪	Anticipated legal closing
		▪	Mail letter to Home Federal clients; update Home Federal and Alerus websites
		▪	Employees move to Alerus payroll and benefits
		▪	Employees will begin getting access to Alerus systems and technology platforms
		▪	Operate as “Alerus, formerly Home Federal”, while maintaining separate banking/accounting systems until conversion
		▪	Branch signs will be updated between closing and conversion
CONVERSION	Back half of year or early 2025	▪	Client conversion to Alerus platforms – includes multiple client touchpoints to minimize client disruption, including mailed/emailed communications, detailed conversion brochure, reminder and follow ups messages, and information posted to both Home Federal and Alerus websites
		▪	Employees move to all Alerus systems and platforms
		▪	Operate as “Alerus”
POST	2025	▪	Ongoing conversion support for clients
		▪	Ongoing integration support for employees
		▪	Sunset all Home Federal systems and platforms
		▪	Measure retention and performance

Initial questions

What is changing for me today?

Nothing. Although this news may be unexpected, we are committed to making this a smooth transition to Alerus — both for you, and for clients. While there will be changes in joining a new company, learning new systems, and eventually transitioning clients to Alerus systems and platforms, we will keep you well informed of these timelines as exact dates are finalized. Our goal is to support you throughout this transition, ensuring our combined success as a bigger company.

What does this mean for me and my clients, long term?

We are a stronger company, together.

Alerus is a growing company — with continued growth comes additional opportunities. We look forward to getting to know you and further expanding our Midwest market share together. We are stronger together. Once the merger is complete, we will have the 12th largest in-state deposit market share in Minnesota and will rank among the Top 3 among community banks.

For your clients, we believe there will be new opportunities to add more value to their relationships. Alerus is a diversified financial service provider that is large enough to meet clients’ needs but small enough to provide individualized service. This community banking focus is our sweet spot. Alerus brings a more robust product offering to your clients, including wealth advisory and retirement services. We believe merging our two organizations together will allow us to deliver these services to clients, and in turn, add more value.

Additionally, we are very focused on growth. Our sound balance sheet and capital will allow us to continue to expand existing relationships and build upon new opportunities together.

Company

Who is Alerus?

Re-established in 1933, with roots tracing back to 1879, Alerus is one of the most diversified banks in the country. We are a commercial wealth bank and national retirement provider that provides comprehensive and holistic financial solutions to businesses and consumers through banking, wealth, and retirement segments. Services are delivered by skilled professionals whose goal is to help clients identify and attain their financial objectives.

We are driven by our purpose and mission to help clients achieve their financial goals. We do this by providing clients with a primary point of contact, a trusted financial advisor, who takes the time to truly understand the unique needs and preferences of each client they serve, then draws on the expertise within the organization to craft the optimal solution for the client. By delivering holistic advice and exceptional serve to our clients, we continue to create value for our clients, our company, and our shareholders.

Alerus Financial Corporation is a publicly held company and is traded on Nasdaq as ALRS. Alerus Financial Corporation is the parent and holding company of Alerus Financial, N.A., a nationally chartered bank. These names are often used in formal communication. We commonly operate as Alerus.

In September 2019, Alerus completed an initial public offering (IPO) and became publicly traded on Nasdaq. This move allowed Alerus to further diversify its shareholder makeup. Today, this makeup includes large institutional investors, Alerus clients, individual investors, and employees. Employees share in the overall success of Alerus through our employee stock ownership plan (ESOP).

Where can I find more information about Alerus?

Visit alerus.com, alerusrb.com, or investors.alerus.com. Alerus is listed on Nasdaq as ALRS. Visit Nasdaq.com and search for ALRS to view public filings and financials.

Why Home Federal?

Merging with Home Federal enables Alerus to expand its existing footprint into new markets with virtually no overlap and add talented professionals to our team. Combined, the merger will create a $5 billion diversified financial institution and place Alerus among the Top 3 community banks in Minnesota.

Additionally, Alerus wanted to partner with Home Federal because of its long-tenured clients, granular deposit and loan portfolio, and sound credit discipline. This aligns well with our long-term growth strategy to expand our commercial client base.

Since 2000, Alerus has completed 25 acquisitions and has a proven track record of successfully retaining clients and the talented professionals who serve them. Our successful acquisition strategy is guided by a commitment to align with companies that have similar cultures, talented professionals, and are exceptionally client centric. We are also committed to a high degree of honesty, professionalism, and transparency throughout each merger and beyond. Like Home Federal, we are focused on helping clients achieve long-term financial success. We prioritize client service above all and value relationships over transactional business. This business model presents a tremendous opportunity for our companies as we join to continue serving clients.

EMPLOYEE STRUCTURE AND POSITIONS

Will we be keeping our jobs?

A significant number of our current 750+ Alerus employees have been retained through acquisitions. We anticipate retaining client-facing and client relationship-focused employees. We will work diligently over the next several weeks to visit one-on-one with every team member to discuss future staffing plans. We will be as open and up front with everyone as we can possibly be about long-term plans. Unfortunately, we do know that we will not retain all employees long term but we will work impacted team members on a pay to stay (retention) program through the conversion, which is expected to be completed later this year. Our Human Resources team and other Alerus leaders will begin meeting with managers and employees to better understand everyone’s roles, positions, skills, and how they may best fit with Alerus’ existing team and operations. We will keep you informed as we gain more details and reach decisions.

We are very proud of our workplace-related awards and high employee satisfaction survey results. Alerus is a high-performing and growing company, which may present new opportunities for you in other departments. We currently have over 30 open positions; as new positions become available, we will share these opportunities with you and welcome you to apply as an internal candidate.

When do I become an Alerus employee?

You will be transferred to the Alerus payroll system at your current salary or hourly rate as of the closing date, tentatively scheduled to late 2024. At that time, you will also have the opportunity to sign up for Alerus’ benefits, which are highlighted in the packet. Prior to closing, we will schedule orientation meetings, at which time we will complete the application process, payroll paperwork, and benefits enrollment.

How will the benefits package change?

Alerus offers a comprehensive and competitive benefits package including health, dental, life, and LTD insurance, 401(k) and ESOP programs for retirement savings, and a flexible time off (FTO) program that promotes and encourages a work-life balance. More information on these programs is provided in the packet and will be shared at the upcoming orientation sessions. Employees will retain years of service credit with Home Federal for most benefits.

Will our office hours or work schedules change?

There are currently no plans to change office hours or employee work schedules, including the remote schedule for certain positions.

What resources will be in place to support us throughout the transition?

Our goal is to take care of you, so you can take care of clients. We do this through our “Alerus Ally” program, where employees are paired with fellow Alerus employees — a co-worker who can be your resource for all questions. We’ve found this program is extremely helpful as employees are beginning to learn new systems and work with different product sets. Additionally, we will provide a detailed training calendar as a roadmap to learning new systems and platforms in preparation for the conversion. Following conversion, you’ll have the opportunity to continue your personal growth and development through Alerus University. Whether it’s professional association accreditation, external training programs, internal classes, or online training courses, we’re committed to developing your core competencies and building future leaders for our company.

CONVERSION DETAILS

What is the timeline for conversion?

We anticipate transitioning clients to the Alerus platform and online systems later this year and will inform you of the detailed schedule as dates are finalized.

How will I keep updated about the conversion and any transition news?

We will send periodic emails with updates and information as we build out the conversion plan and make decisions. In the meantime, feel free to contact anyone on the attached contact list with specific questions. We welcome hearing from you.

Will our products and services change?

Until conversion is completed, current and new clients will continue to receive Home Federal products and services. Alerus’ broader wealth advisory services, and retirement and benefits plans and services will be available upon conversion.

Upon conversion, what systems will we be using?

The following is a list of Alerus’ core systems that you will use upon conversion:

▪	Banking platform: Fiserv Signature

▪	Loan documents: LaserPro

▪	CRM: Salesforce

▪	Teller platform and deposit account documents: Fiserv Desktop

▪	Document imaging: Fiserv Nautilus

▪	Email: Microsoft Outlook

▪	Team Collaboration: Webex meetings, calling, and messaging

▪	Other: Microsoft SharePoint, Word, Power Point, and Excel

WORKING WITH CLIENTS

When will we refer to ourselves as Alerus?

We won’t officially begin integrating the Alerus brand until the closing is completed later this year. Please continue to use Home Federal in your signature blocks, voicemails, etc. until you receive future communication regarding this transition plan. After the closing date, you can expect a transitional state while the conversion takes place, i.e. Home Federal, now part of Alerus. Everyone will have an Alerus email address assigned to them at closing. However, you may continue to use both your existing work email address and new Alerus email address. It will be set up so that emails for both addresses flow into your inbox.

As we near the closing date, we will provide more information on the communication transition plan from Home Federal to Alerus.

How will our clients be notified about the merger with Alerus?

Letter

Clients will receive a letter from Home Federal (a copy is included in the packet).

Websites

The Home Federal and Alerus websites will be updated to notify clients of the announcement.

Social media

The announcement will also be shared on all Home Federal and Alerus social media channels, including Facebook, X, LinkedIn, and Instagram.

▪	Alerus encourages all employees to like/share/comment on social media posts, so feel free to share Home Federal-Alerus posts on your own channels.

▪	If you would like to share a post and aren’t sure what to say, here are some suggestions:

▪	Example1 [with shared post announcing the merger]: Exciting news! Looking forward to the opportunities ahead.

▪	Example2 [with shared post announcing the merger or link to news release on Alerus website]: Big announcement: Home Federal is merging with Alerus to expand offerings and services to clients.

MEDIA REQUESTS

Please do not comment on media requests. Instead, pass all media inquiries or questions to Alerus’ Public Relations Manager, Kris Bevill. If you receive an inquiry and are not sure how to respond, here is a suggestion.

“Thank you for inquiring about the recent announcement. Kris Bevill from Alerus works directly with all media and will be able to help you. I can provide you with her contact information.”

Kris’ contact information:

701.306.8561 | Cell

701.280.5076 | Office

kris.bevill@alerus.com

Working With CLIENTS

Home Federal

Key Messages

It’s business as usual.

“Rest assured, it’s business as usual. Nothing will change with your accounts or how you conduct banking business in the immediate future. Our goal is to make this transition as seamless as possible. We will give you plenty of notice when the time comes to transition to Alerus.”

•	Interest rates will remain the same.
“For now, nothing will change with the interest rates you are currently earning. We will provide ample communication and competitive offerings when changes do occur.”

•	Loan payments should continue to be made the same. “Please continue to make loan payments as you have done in the past.”

Our locations will remain open as usual.

“All offices will remain open with our current operating hours. Our name will remain Home Federal until the sale is complete later this year.”

We are a stronger company, together.

Alerus brings new services, allowing us to further meet our clients’ complex financial needs, while still focusing on providing individualized service. We share a very similar business model and believe we can have a greater impact in working by holistically with clients through this merger. Clients will soon have access to a broader product set and greater resources to support our continued growth.

Are my deposits insured by the FDIC?

“Your deposit accounts will continue to be insured without interruption. Alerus is a Member FDIC insured bank with the same protection you are receiving with Home Federal.” Similar to Home Federal, Alerus is also regulated by the Office of the Comptroller of the Currency (OCC), which ensures that it operates in a safe and sound manner, provides fair access to financial services, treats clients fairly, and complies with applicable laws and regulations.”

Who is Alerus?

“Alerus is a commercial wealth bank and national retirement provider specializing in providing personalized service to help clients achieve their financial goals. Originally headquartered in Grand Forks, North Dakota, the company has expanded significantly in the past few decades. It has banking and wealth offices in Grand Forks and Fargo, North Dakota, the Minneapolis-St. Paul metro area, and Scottsdale and Phoenix, Arizona. Alerus provides comprehensive financial solutions to businesses and consumers, including banking, wealth services, and retirement and benefits plans and services. Alerus provides personalized service and the right products at the right time to clients to help them achieve their immediate and long-term goals. Alerus has the size and product diversity to provide more services and capabilities than were available to you before, but they emphasize client service and personal care and being a good corporate citizen in the community. I think you’ll be very happy with this transition.”

Are you going to have a job?

“The announcement is still new, and the sale has not been finalized yet, but Alerus has stated that most everyone who works with clients directly will remain in their roles.”

CLIENT Requests to Close Accounts

“First and foremost, please understand that your funds are immediately available to you. Your relationship is extremely important to us, and we would like the opportunity to continue serving you. If you have any questions, I’d like to address any concerns you may have?”

•	I want to withdraw my money: “I can certainly help you with this transaction, but before we take that step, I would like to invite you to remain a client. We’re confident that Alerus will not only be able to continue to perform as you would expect us to, but we'll be able to add value to your banking relationship through expanded wealth advisory services and retirement planning. Alerus is a very strong and stable financial institution, and we are comfortable with the change. Your relationship is very important to us, and we would like to continue working with you.”

•	How is Alerus different than Home Federal: “Actually, we have very similar values. We are both focused on taking care of our clients, helping their businesses grow, and helping them achieve their financial goals. However, Alerus is a larger organization with an extremely broad array of financial offerings. We look forward to making these available to you and helping you with all your financial needs. One of the primary reasons Alerus is here today is because they are committed to growth. They have a very successful business model and are a growing company. We’re excited about this opportunity and look forward to continuing to work with you.”

•	I know Home Federal, I don’t know Alerus: “Rest assured, we are committed to making this a seamless transition for you. Alerus is committed to keeping the same client contact staff so we will continue to work together. We would like to ask you to continue placing your trust in us and Alerus, a sound and safe financial institution. One of the primary reasons Alerus is here today is because they are committed to growing the company. Again, your relationship is very important to us, and we would like to continue working with you.”

•	Does Alerus know how to handle this situation: “Fortunately, Alerus is well-equipped to handle this change and has experience successfully acquiring and transferring other banks to its organization. Alerus has previously acquired a full-service bank with multiple offices in Minneapolis-St. Paul and several other bank branches in Phoenix, and loans and deposits from other banks, in addition to retirement and benefits companies. Alerus is committed to making this a seamless transition for everyone, including you. Again, your relationship is very important to us, and we’d really like you to stay.”

•	I don’t want to go through the transition to Alerus: “I do realize this change may be frustrating because it is hard to know what to expect. However, most employees that previously helped you will continue to help you. And you will be kept well informed of the transition so that you don’t experience any interruption in your banking. Alerus does provide products and services that we previously did not offer, as well as additional locations in Minnesota, and I think that may benefit you.”

Additional Products & Services offered by Alerus

•	Alerus offers a broad array of services banking, wealth, and retirement services. The expanded wealth advisory services include financial planning, investment management, and trust and fiduciary services.

•	Please note these products are not available to clients until everything has been converted to the Alerus platform.

Upset CLients

While we do not anticipate that anyone will be upset, we do recognize this change may be emotional for both employees and clients. In the event a client is upset, get an additional employee involved and an Alerus representative. Remain calm, acknowledge the client’s request, and we'll figure out the best way to handle any situation that comes up. We're all in this together and making sure we're doing our best to take care of clients and alleviate any potential concerns.

Supporting Material

Your relationship is most valuable in working with clients to answer their questions and reassure them about this transaction. If support materials are needed, please refer to these tools:

•	Alerus overview: this fact sheet summarizes who Alerus is, including our mission, portfolio, and geographic footprint, as well as a detailed company history on the back side.

•	Annual report: the 2023 annual report is Alerus’ most recent tool highlighting our performance and organizational strength; it can be found on investors.alerus.com.

•	Alerus website: Alerus.com is a great tool to help clients get more information about Alerus.

Conversion Details

We anticipate the conversion being completed later this year. We will review existing product and service offerings to ensure the best fit for retaining clients.

Once a conversion date has been scheduled, employees and clients will be kept well informed and will not experience any interrupted service in how they conduct their banking. Clients will be provided with all their new information and tools (checks, debit card, etc.) prior to the change being made.

OUR PURPOSE
IS TO HELP YOU ACHIEVE YOURS
ALERUS
BANKING :: RETIREMENT :: WEALTH MANAGEMENT

CORE VALUES

PASSION FOR EXCELLENCE
Act with accountability and sense of urgency to best serve clients and achieve exceptional results.

SUCCESS IS NEVER FINAL
Embrace opportunities to adapt and grow with our industry and our clients.

DO THE RIGHT THING
Lead with integrity and provide valued advice and guidance.

ONE ALERUS
Work together to provide purpose-driven products and services for our clients.

Alerus is a commercial/wealth bank and national retirement provider specializing in providing personalized service to help our clients achieve their financial goals. Our shared commitment to excellent client service, combined with our diversified business model, offers clients a streamlined, full-service financial services experience and a comprehensive view of their financial picture for sustained stability and success.

With thousands of commercial and consumer clients across our footprint, our team has experience serving a wide range of needs and industries. We specialize in providing the right products and services at the right time to assist clients in achieving their goals. We have extensive expertise in providing banking and corporate retirement services to small and mid-size commercial firms and organizations. We also partner with individuals and families to deliver the private banking, wealth management, and mortgage services they need throughout their financial journeys.

FULL SERVICE BANKING OFFICES

- Grand Forks, ND
- Fargo, ND
- Twin Cities, MN
- Phoenix, AZ

$3.9 BILLION
banking assets

$4.0 BILLION
wealth management assets under administration/management

$36.7 BILLION
retirement and benefit assets under administration/management

RETIREMENT AND BENEFITS SERVICES

- Offices in North Dakota, Minnesota, Arizona, Michigan, and Colorado
- Retirement plan clients in all 50 states

Data as of 12.31.2023

BUILDING AND GROWING YOUR BUSINESS

The business climate is constantly changing. Alerus representatives understand this and partner with their clients to provide real solutions as their needs evolve, focusing on long-term success. They are skilled in navigating the entire business cycle, from market changes and financing expansions to planning for succession.

Business Banking

- Small business and commercial business options
- Comprehensive treasury management services, including online and mobile banking
- Operational loans and lines of credit
- Preferred SBA lender
- Commercial real estate lending
- Acquisition or equipment financing

RETIREMENT AND BENEFITS SOLUTIONS

Alerus has been providing comprehensive retirement solutions for nearly 80 years and is a nationally ranked recordkeeper. We provide retirement and benefits solutions for companies and advisors seeking simplified plan administration and financial wellness for their employees. Our scalable solutions allow us to streamline plan operations and drive participant outcomes.

Retirement

- Retirement plan administration, recordkeeping, and reporting
- Trust and custodial services
- 3(16) plan administration
- ESOP recordkeeping
- Investment offerings which include personalized managed accounts and FDIC-insured money market deposit accounts

Benefits

- Health savings accounts (HSAs)
- Flexible spending acounts (FSAs)
- Health reimbursement arrrangements (HRAs)

COBRA

- COBRA and state continuation

BUILDING AND PROTECTING YOUR PERSONAL FINANCES

Our technology tools, combined with personalized guidance, provide the right mix of convenience and expertise to assist individuals and families throughout their financial journeys. Each client is paired with an Alerus representative who is responsive, accessible, and offers the service and insights needed to achieve their unique financial goals.

Personal Banking

- Online and mobile services
- Zelle® person-to-person payments
- Savings, money markets, CDs, IRAs
- Overdraft and fraud protection
- Private banking services
- Interactive financial planning (My Alerus)
- Home equity loans and lines of credit

Mortgage Services

- Conventional, FHA, and VA loans (fixed/ARM, if applicable)
- First-time home buyers
- Construction loans
- Jumbo/non-conforming loans
- USDA rural development loans
- Portfolio loans

SMARTLY MANAGING YOUR WEALTH

Our experienced wealth management financial advisors create comprehensive financial plans based upon each person, family, and institution they serve. Investments are managed with long-term goals in mind. As a fiduciary, we offer faithful, objective execution of trust provisions, careful attention to detail, and skilled management of assets.

Financial Planning*

- Retirement planning
- Tax planning
- College funding
- Philanthropic giving
- Estate planning
- Insurance planning

Investment Management*

- Managed investment accounts
- Mutual funds, stocks, bonds
- Brokerage accounts
- Business and public money markets
- Institutional investing

Trust and Fiduciary

- Estate administration
- Corporate trusteeship
- Revocable trusts
- Irrevocable trusts
- Asset and custody reporting
- Conservatorship administration

PROVEN HISTORY OF SERVICE AND STABILITY

Alerus has been providing personal and business banking, retirement services, and wealth management since 1933. As a highly diversified, publicly traded bank (Nasdaq: ALRS) with a long-tenured history, our clients rest easy knowing our business is sound, our expertise is extensive, and their financial futures are secure with us. We have a vested interest in our clients' success and take our role as a financial partner seriously, with the resources to meet most any financial need.

COMMUNITY MATTERS

Our company culture is deeply rooted in community service and emphasizes giving back to the communities we live and work in. Each year, Alerus supports the communities we serve through charitable giving to non-profit and community-driven organizations. Our employees contribute their time and skills through volunteerism to support causes they are passionate about within their communities. We all benefit from thriving, vibrant communities, and we are proud to do our part.

ALERUS

Deposit products and services provided by Alerus Financial, N.A. (Alerus). Member FDIC.

Trust products and services provided through Alerus. *Registered representatives may offer investment and insurance products through Osaic Institutions, Inc. Member FINRA/SIPC. Osaic Institutions and Alerus are not affiliated.

Investment and insurance products 1) not FDIC insured 2) not guaranteed by bank 3) may lose value.

EQUAL HOUSING LENDER

1016 Civic Center Drive Rochester, MN 55901	507-535-1200 Direct www.justcallhome.com

May 15, 2024

Dear Home Federal client,

An exciting new chapter is unfolding at Home Federal Savings Bank. We are pleased to announce Home Federal has entered into a definitive agreement to merge with Alerus, a commercial wealth bank and national retirement services provider with headquarters in Grand Forks, North Dakota, and the Twin Cities. Subject to customary approvals, the merger is expected to be complete later this year.

We carefully selected Alerus as our partner and will work closely with them to ensure a smooth transition for you. We have been dedicated to serving our clients and our communities for 90 years. Partnering with Alerus continues that tradition while providing opportunities to better serve our communities, employees, and you.

You may be curious why we are partnering with Alerus. In recent years, consolidation has been an ongoing trend within the banking industry. It is becoming increasingly common for banks like Home Federal to join with similar organizations in order to continue growing and providing the best services possible, while maintaining the important attributes of a community bank.

Alerus is a good match for Home Federal for many reasons. We share similar values, emphasizing client relationships over transactions and focusing on helping clients grow and thrive for long-term financial success. Like Home Federal, Alerus is a Member FDIC insured bank. It also offers a full suite of financial services, including consumer and business banking, mortgage, wealth services, and retirement and benefits, which will expand our capabilities and opportunities available to you. Finally, Alerus is the right size to meet almost any financial need without sacrificing the personalized service you are accustomed to receiving. Alerus has grown to become a large organization, but its roots run deep in community banking. They are committed to doing the right thing for clients, employees, and community.

We are excited for the new opportunities this partnership brings to our employees and you. For now, it’s business as usual. Loan payments should continue to be made the same as usual, and there will be no changes with your accounts, interest rates, or how you conduct banking business in the immediate future. Our name, products, and services will remain unchanged until the merger is complete. We will give you plenty of notice when the time comes to transition to Alerus. In the meantime, if you have any questions about this change, please contact our team or stop by one of our branches. Your business is very important to us. We value our relationship and look forward to continuing to serve you.

Sincerely,

Bradley Krehbiel

President and Chief Executive Officer

Member FDIC	Enhancing the financial well-being of our clients and community one relationship at a time.

Special Note Concerning Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of HMNF and Alerus and certain plans, expectations, goals, projections and benefits relating to the Merger, all of which are subject to numerous assumptions, risks and uncertainties. These statements are often, but not always, identified by words such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” “annualized,” “target” and “outlook,” or the negative version of those words or other comparable words of a future or forward-looking nature. Examples of forward-looking statements include, among others, statements HMNF makes regarding the ability of HMNF and Alerus to complete the transactions contemplated by the agreement and plan of merger (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the Merger, statements about the expected timing for completing the merger of HMNF with and into Alerus (the “Merger”), the potential effects of the proposed Merger on both HMNF and Alerus, the possibility of any termination of the Merger Agreement, and any potential downward adjustment in the Exchange Ratio.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by HMNF and Alerus with the SEC, risks and uncertainties for HMNF, Alerus and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed Merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of HMNF’s operations with those of Alerus will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed Merger; (4) changes to tax legislation and their potential effects on the accounting for the Merger; (5) the inability to complete the proposed Merger due to the failure of HMNF’s or Alerus’ stockholders to adopt the Merger Agreement, or the failure of Alerus’ stockholders to approve the issuance of Alerus common stock in connection with the Merger; (6) the failure to satisfy other conditions to completion of the proposed Merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed Merger to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed Merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed Merger on HMNF’s, Alerus’ or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) the amount HMNF’s stockholders’ equity as of the closing date of the Merger and any potential downward adjustment in the Exchange Ratio; (13) the dilution caused by Alerus’ issuance of additional shares of Alerus common stock in connection with the Merger; and (14) changes in the global economy and financial market conditions and the business, results of operations and financial condition of HMNF, Alerus and the combined company. Please refer to each of HMNF’s and Alerus’ Annual Report on Form 10-K for the year ended December 31, 2023, as well as both parties’ other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Any forward-looking statement included in this report is based only on information currently available to management and speaks only as of the date on which it is made. Neither HMNF nor Alerus undertakes any obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

Alerus will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a joint proxy statement of HMNF and Alerus that also constitutes a prospectus of Alerus, which will be sent to the stockholders of HMNF and Alerus. Before making any voting decision, the stockholders of HMNF and Alerus are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about HMNF, Alerus and the proposed transaction. When filed, this document and other documents relating to the Merger filed by HMNF can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing HMNF’s website at www.justcallhome.com/HMNFinancial under “SEC Filings” and Alerus’ website at www.alerus.com under the link “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from HMNF upon written request to HMN Financial, Inc., Corporate Secretary, 1016 Civic Center Drive NW, Rochester, Minnesota 55901 or by calling (507) 535-1200 or from Alerus upon written request to Alerus Financial Corporation, Corporate Secretary, 401 Demers Avenue, Grand Forks, North Dakota 58201 or by calling (701) 795-3200. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

This report does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. HMNF, Alerus, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of HMNF and Alerus in connection with the proposed Merger under SEC rules. Information about the directors and executive officers of HMNF and Alerus will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. These documents (when available) may be obtained free of charge in the manner described above under “Additional Information and Where to Find It.”

Security holders may also obtain information regarding the names, affiliations and interests of HMNF’s directors and executive officers in the definitive proxy statement of HMNF relating to its 2024 Annual Meeting of Stockholders filed with the SEC on March 21, 2024 and HMNF’s Annual Report on Form 10-K/A for the year ended December 31, 2023 filed with the SEC on March 19, 2024. Security holders may obtain information regarding the names, affiliations and interests of Alerus’ directors and executive officers in the definitive proxy statement of Alerus relating to its 2024 Annual Meeting of Stockholders filed with the SEC on March 25, 2024 and on Alerus’ Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 8, 2024. To the extent the holdings of HMNF securities by HMNF’s directors and executive officers or the holdings of Alerus securities by Alerus’ directors and executive officers have changed since the amounts set forth in HMNF’s or Alerus’ respective proxy statement for its 2024 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge in the manner described above under “Additional Information and Where to Find It.”